MCK MINING CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 MAY 29 AM 11: [illegible]

May 16th, 2002

Re: Exemption No: 82-3938

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 (3-6)
450 - 5 Street N. W.
Washington, D. C. 20549
U.S.A.

02034473

SUPPL

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual & Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record and Meeting Dates sent to The Canadian Depository for Securities Limited (CDS) with respect to the holding of an Annual and Special Meeting of Shareholders of the Corporation, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: George A. Duguay

GAD/slg

encl.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

P 6/3

CDS INC. Notice of Record & Meeting Dates

New [XX] Change [ ]

Issuer Name (maximum 30 characters)

English: M C K M I N I N G C O R P

French:

Address	Telephone
56 Temperance Street, 4th Floor Toronto, ON M5H 3V5	(416) 361-0737
	Contact Name: George A. Duguay

Transfer Agent	FINS	Name	Telephone
	T887	Equity Transfer Services Inc.	(416) 361-0930 Ext: 243

Address	Contact Name
Suite 420, 120 Adelaide Street West Toronto, ON M5H 4C3	Ms Lori Winchester

Proxy Type: [XX] Management [ ] Dissenting

Meeting Type: [XX] Annual [ ] General [XX] Special [ ] Extraordinary

Material Distribution Type: [ ] Form C holders only [X] All holders

	yyyy	mm	dd
Record Date	2002	06	17
Meeting Date	2002	07	30
Material Mail Date	2002	06	20

Payment for Publication [XX] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $91.50 per publication	$ 91.50
Plus 7% GST	$ 6.41
or 15% HST (*Nfld, NS, NB residents only*)	$ n/a
Subtotal	$ 97.91
Plus 7.5% QST (*Quebec residents only*)	$ n/a
Total payment enclosed	$ 97.91

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)

CUSIP	Voting Status Y/N	Security Description
5 5 2 6 8 V - 1 0 - 2	Y	Common
- -		
- -		
- -		
- -		

Early Search (Determination of Intermediaries)

Send Early Search report to [X] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System [ ] Fax #

Shareholder Communications Intermediary Register (Nominee Register)

[ ] Send a copy

Proxy Related Material Will be distributed by

[XX] Transfer Agent [ ] Issuer

[ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to [XX] Transfer Agent [ ] Issuer [ ] Other *(Statutory Declaration required)*

Send via [ ] Mail [ ] Courier *(Collect)* [X] SSS Envelope System

This Notice and Request for services is authorized by :

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.

George A. Duguay	[signature]	May 16, 2002
Title	Signature	Date

DOC166 (11/2001) front